Mail Stop 3561



									February 2, 2006




Mr. Robert Tonachio
Robert James & Associates, Inc.
615 River Road
Kinston, Tennessee 37763


Re:	Robert James & Associates, Inc.
	Offering Statement on Form 1-A
	Filed January 26, 2006
	File No. 24-10142

Dear Mr. Tonachio:

	This is to advise you that a preliminary review of the above offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the offering statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	Without limiting the generality of the foregoing, we note the following issues.
1. Rule 251(b) limits the aggregate offering amount of a Regulation A offering statement to $5,000,000. The Rule further provides that this amount be reduced by "the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance on Regulation A."
In your responses both to Item 5 and your "Dilution" discussion on page 6, you indicate that you issued shares in exchange for an interest in a predecessor entity and services rendered. As an initial matter, please advise us of the reasoning behind your excluding these sales from the calculation of the maximum offering amount. In addition, please reconcile the statement on page 6 that existing shareholders "paid" $2,593,500 for their shares with the statement that the company`s net tangible book value is $19,007.

The Staff also notes that you are conducting a "units" offering whereby you are offering for sale both 800,000 units as well as the securities underlying the units. Your Offering Circular cover indicates that you intend Regulation A to apply to the "800,000 shares of common stock underlying the Class A Warrants contained in the Units." However, the exercise of these warrants will result in additional proceeds to the company not reflected in your offering calculation. Based on our calculation these exercises would cause your offering to exceed the $5,000,000 maximum offering amount imposed by Regulation A. In this respect we believe that our telephone interpretation no. 111 available at http://www.sec.gov/interps/telephone/cftelinterps_securitiesactrul es.
pdf is closely analogous.

With respect to the foregoing paragraphs please either, advise us how your deal falls within Regulation A, revise your deal, or re-file on an appropriate Form.
2. Your response to Item 11 "Interest of Management and Others in Certain Transactions" is inadequate. In any subsequent filing you should add disclosure that, at a minimum, addresses the value of any assets received in the transaction, the valuation of the shares given, and the basis for determining the value of the foregoing - including whether independent experts were utilized to determine the value exchanged. If management was on both sides of this transaction then this should also be disclosed along with a statement that the value was not determined in an arms` length transaction.
3. We note that you were incorporated in December 2005; however, you operated as a sole proprietor for over thirteen years. Form 1-A requires the submission, by the business and its predecessor, of a balance sheet as of the end of the most recent fiscal year and statements of income, cash flows and shareholders` equity prepared in accordance with Generally Accepted Accounting Principles (GAAP) for each of the two most recent fiscal years. Please note, although the inclusion of unaudited financial statements and related notes thereto is permissible, they must be in compliance with GAAP. Refer to the Form1-A instructions for additional information on financial statements that are required of the issuer and revise accordingly.
4. It is the SEC staff`s position that compilation reports are not appropriate in any filing because the association of the accountant provides no basis for reliance. Please revise to remove the accountant`s compilation report and all references thereto.
5. We noted that the forecasted financial statements for the ten month period ended October 31, 2006 have been presented among the historical financial statements. Please note that forecasts and projections should be separate and distinct from the historical financial statements and presented in the appropriate format. Please refer to the guidance in Item 10(d) of Regulation S-B and revise accordingly.

	You are advised that we will not recommend acceleration of the qualification date of the offering statement and that, should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Jay Williamson at (202) 551-3393 with any legal questions or Blaise Rhodes at (202) 551-3774 with any accounting questions. We look forward to working with you to address these concerns.

						Sincerely,



						John D. Reynolds
      Assistant Director


cc:	Lee W. Cassidy
	(202) 745-1920